ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
WILDEYE INC.

Pursuant to the provisions of Section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of Incorporation.

Corporation Name

The name of the corporation is Wildeye Inc.

Text of Amendment

The amendment adopted by the Corporation (the "**Amendment**") is set out in full as follows:

The Articles of Incorporation are amended by the amendment of the article stated in its entirety below and identified or referenced as follows:

Article IV

The total number of shares that the Corporation is authorized to issue and have outstanding at any time is 205,000,000, divided into classes and series as follows:

(a) 200,000,000 shares of common stock with a par value of $0.001 per share; and

(b) 5,000,000 shares of preferred stock. The board of directors of the Corporation is authorized to provide for the issuance of such preferred stock in classes and series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class and series and the preferences, limitations, and relative rights of each class and series.

Adoption of Amendment

The Amendment was adopted on September 18, 2020 by the shareholders. The number of votes cast for the Amendment by the shareholders was sufficient for approval.

Effective Date and Time

The effective date and time of these Articles of Amendment shall be the date and time they are filed with the Florida Department of State, Division of Corporations.

Execution

September 18, 2020

DocuSigned by:
Harold Cohn
55E2B39076D743D...

Signature ____

Name: Harold Cohn

Title: CEO